Exhibit 99.02

                                                             Company's Form 10-K
                                                             December 31, 1995

                                                             Pages 9 and 10

     As previously disclosed, a number of actions have been filed in the Circuit Court of Alabama, mostly in Barbour County, against certain subsidiaries of the Company. The plaintiffs in these cases are individual borrowers who allege that they have been misled or induced to refinance existing loans instead of recieving a new extension of credit. The suits generally allege that the refinanced loans carried excessive and/or unnecessary fees and charges that were not fully disclosed to the borrower, and in some cases that borrowers were improperly required to purchase credit insurance products. The first of these lawsuits was commenced in October 1994. From March through April 1995, 27 additional borrowers have sued on similar theories and since January 1996, six additional borrowers have sued. The plaintiffs seek unspecified compensatory and punitive damages. The Company believes it has meritorious defenses to these actions and intends to defend vigorously the allegations.